October 22, 2021

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Re: Fernhill Corp

Amendment No. 1 to Offering Statement on Form 1-A Filed October 5, 2021

File No. 024-11630

Dear Ms. Gorman:

In response to your letter dated October 19, 2021, the following information is hereby submitted on behalf of Fernhill Corp. (the "Company").  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.We note your response to comment 2 and reissue our comment.  Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies.  We note your disclosure still indicates that you intend to acquire, build and develop businesses and the use of proceeds continues to reflect a significant amount of the proceeds are allocated to acquisitions.  Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

Response: Rule 251(b)(3) provides that Regulation A is not available for an issuer of securities that is a development stage company that either (i) has no specific business plan or purpose, or (ii) has indicated that its business plan is to merge with or acquire an unidentified company or companies.  We are eligible to conduct this offering under Regulation A because we have provided a specific business plan or purpose and that plan includes operations apart from merging with or acquiring an unidentified company or companies.  We note the following disclosures included in the Amendment No. 1 filed on October 5, 2021 which describe our current operations that are unrelated to acquisitions:

On Page 8, under "Business Overview", we describe our primary purpose as being a developer of high-performance proprietary software solutions.  This refers to the development of software and technology assets, not to the development of businesses.

On Page 22, under "Our Business", we describe our operations related to PerfectMine, our cryptocurrency mining operating system.  This emphasizes that our business is focused on the further development and marketing of the PerfectMine system.  On September 29, 2021, we launched an updated website for PerfectMine. The website and software are both operational, and we plan to add additional features and services to PerfectMine that will increase functionality and create additional value for the platform.  The PerfectMine software is owned entirely by the Company, and its operation and further development will continue regardless of whether the Company acquires one or more other businesses in the future.

On Page 22, under "Plans for Future Growth", we indicate that our focus, first and foremost, is on developing and expanding the technologies already owned by the Company. Future acquisitions, if any, will come as a supplement to this focus, and our primary business plan can and will continue without future acquisitions.

Based on the foregoing analysis, Fernhill Corp. is eligible to conduct the proposed offering under Regulation A because it has (i) current operations; and (ii) a business plan that includes further development and expansion of its PerfectMine operating system. The company’s operations and business plan will continue regardless of whether an acquisition takes place. As such, it cannot be said of the company that it has no specific business plan or purpose, or that its business plan is to merge with or acquire an unidentified target. The wording of Rule 251(b)(3) suggests the pursuit of acquisitions must be a company’s exclusive plan which is not true in the present case. As such, we believe our operations and plan of business are well within the scope of the exemption for Regulation A, and that an amendment to our offering statement is not necessary.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

FERNHILL CORP.

/s/Marc Lasky

Marc Lasky

CEO